        This prospectus supplement, together with the short form base shelf prospectus to which it relates dated May 24, 2001 and each document deemed to be incorporated by reference therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority in Canada has in any way passed upon the merits of these securities and any representation to the contrary is an offence.

PROSPECTUS SUPPLEMENT

Prospectus Supplement No. 19 dated March 26, 2003 (to Short Form Base Shelf Prospectus dated May 24, 2001 as previously supplemented on June 14, 2001, June 26, 2001, July 5, 2001, July 27, 2001, August 16, 2001, August 28, 2001, September 7, 2001, October 15, 2001, October 25, 2001, November 15, 2001, January 21, 2002, March 1, 2002, April 22, 2002, July 30, 2002, August 13, 2002, August 27, 2002 and December 20, 2002).

U.S. $438,282,000

INCO LIMITED

Liquid Yield Option™ Notes due March 29, 2021 and Common Shares
Issuable Upon Conversion, Special Conversion, Redemption, Purchase or Payment of the LYONs

        In accordance with the multijurisdictional disclosure system adopted by the SEC and the provincial securities regulators in Canada, Inco Limited (“Inco”) filed a registration statement (the “Shelf Registration Statement”) with the Ontario Securities Commission and the United States Securities and Exchange Commission (the “SEC”), which included a short form base shelf prospectus dated May 24, 2001 (the “Prospectus”), in order to register in the United States resales of the LYONs and the common shares issuable upon the conversion, special conversion, redemption, purchase or payment of the LYONs (the “Underlying Shares”).

        Investing in Inco’s common shares or the LYONs involves risks. Please carefully consider the “Risk Factors” section beginning on page 4 of the Prospectus.

        The holders of the LYONs and the Underlying Shares (together, the “Registrable Securities”) are entitled to the benefits of a registration rights agreement, entered into as of March 29, 2001, between Inco and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Registration Rights Agreement”). Under the Registration Rights Agreement, any holder of Registrable Securities wishing to sell Registrable Securities pursuant to the Shelf Registration Statement must deliver a Notice and Questionnaire to Inco at least 5 business days prior to any intended distribution of Registrable Securities under the Shelf Registration Statement (each such holder which has delivered a Notice and Questionnaire is referred to as an “Electing Holder”). Upon receipt of a completed and signed Notice and Questionnaire, Inco has agreed to file such documents as may be required to include the Registrable Securities covered thereby in the Shelf Registration Statement.

        Inco is filing this Prospectus Supplement so as to include in the Shelf Registration Statement the Registrable Securities of Electing Holders who have signed, completed and returned a Notice and Questionnaire to Inco after the date of the Prospectus as most recently supplemented. A list of all of the Electing Holders as of the date hereof is attached as Schedule A to this Prospectus Supplement.

™Trademark of Merrill Lynch & Co., Inc.

EARNINGS COVERAGE

        If the offering of the LYONs had been made as of January 1, 2001 and a portion of the proceeds been applied to repay $100 million of fixed rate indebtedness as of such date, consolidated net earnings before deduction of interest and income and mining taxes of $277 million for the twelve months ended December 31, 2001 would have been 2.1 times our interest requirement of $129 million. In the first twelve months of 2002, the Company recorded total non-cash charges of $1,626 million, net of deferred or other income and mining taxes of $789 million, under Canadian GAAP. As a result of these charges, the Company had a net loss, before deduction of interest and income and mining taxes, of $2,070 million for the twelve months ended December 31, 2002 and, if the offering of the LYONs had been made as January 1, 2002 and a portion of the proceeds been applied to repay $100 million of fixed rate indebtedness as of such date, we would have had a deficiency of $2,181 million in the amount required to cover our interest requirement of $111 million. Excluding these non-cash charges, if the offering of the LYONs had been made as of January 1, 2002 and a portion of the proceeds been applied to repay $100 million of fixed rate indebtedness as of such date, consolidated net earnings, before deduction of interest and income and mining taxes, of $345 million for the twelve months ended December 31, 2002 would have been 3.1 times our interest requirement of $111 million. As the proceeds of such offering are treated as equity for Canadian GAAP purposes, our interest requirement does not include the carrying charge associated with the LYONs. Had we accounted for the LYONs as debt, as is required by U.S. generally accepted accounting principles or U.S. GAAP, the carrying charge of the LYONs would have been reflected in interest expense and our net earnings, before deduction of interest and income and mining taxes, would have been 2.0 times our interest requirement for the twelve months ended December 31, 2001 and we would have had a deficiency of $2,193 million in the amount required to cover our interest requirement for the twelve months ended December 31, 2002.

        The information included in this section is based upon financial statements prepared in accordance with Canadian GAAP which differ in certain material respects from U.S. GAAP. Adjusting for the U.S. GAAP differences, if the offering of the LYONs had been made as of January 1, 2001 and a portion of the proceeds been applied to repay $100 million of fixed rate indebtedness as of such date, consolidated net earnings, before deduction of interest and income and mining taxes, of $251 million for the twelve months ended December 31, 2001 would have been 1.8 times our interest requirement of $143 million. As a result of the above-noted non-cash charges, which totalled $2,247 million, net of deferred or other income and mining taxes of $947 million, for U.S. GAAP purposes, we had a net loss, before deduction of interest and income and mining taxes, of $2,867 million for the twelve months ended December 31, 2002 and, if the offering of the LYONs had been made as of January 1, 2002 and a portion of the proceeds been applied to repay $100 million of fixed rate indebtedness as of such date, we would have had a deficiency of $2,990 million in the amount required to cover our interest requirement of $123 million. Excluding these non-cash charges, if the offering of the LYONs had been made as of January 1, 2002 and a portion of the proceeds been applied to repay $100 million of fixed rate indebtedness as of such date, consolidated net earnings, before deduction of interest and income and mining taxes, of $327 million for the twelve months ended December 31, 2002 would have been 2.7 times our interest requirement of $123 million. The proceeds of the offering of LYONs are treated as debt for U.S. GAAP purposes. For further information regarding the differences between Canadian GAAP and U.S. GAAP see Note 22 to the consolidated financial statements in our 2002 10-K and Note 22 of the Exhibit to our Current Report on Form 8-K dated February 26, 2003.

S-2

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents, filed with the applicable securities commissions or similar authorities in the Provinces of Canada and with the SEC, are incorporated by reference herein and form an integral part of this Prospectus Supplement:

•	the Annual Information Form of Inco, consisting of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, including the audited consolidated financial statements for each of the fiscal years ended December 31, 2002, December 31, 2001 and December 31, 2000 and related notes thereto, together with the auditors’ reports thereon and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained therein (“2002 10-K”);

•	the Proxy Circular and Statement of Inco dated February 10, 2003, other than the sections entitled “Report of the Management Resources and Compensation Committee on Executive Compensation” and “Comparative Shareholder Return”;

•	the material change reports of Inco dated June 11, July 24, December 6, 2002 and March 4, 2003; and

•	the Current Report on Form 8-K of Inco dated July 23, August 7, August 13, October 7, December 6, 2002, February 26 and March 11, 2003.

        Material change reports (other than confidential reports), annual and interim financial statements, annual information forms and information circulars which are filed by us with a securities commission or any other similar authority in Canada, and similar reports filed with the SEC, after the date of this Prospectus Supplement and prior to the termination of the distribution under this Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus Supplement.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

        Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada and filed with the SEC. Copies of the documents incorporated in this Prospectus Supplement by reference may be obtained on request without charge from the Office of the Secretary, Inco Limited, 145 King Street West, Suite 1500, Toronto, Ontario, M5H 4B7, telephone (416) 361-7511.

S-3

SCHEDULE A
LIST OF ELECTING HOLDERS

Name of Selling Securityholder	Amount Payable at Maturity of LYONs
ABN AMRO Securities LLC	$ 850,000
Arbitex Master Fund, L.P.	12,000,000
AIG SoundShore Holdings Ltd.	13,148,000
AIG SoundShore Opportunity Holding Fund Ltd.	7,477,000
AIG SoundShore Strategic Holding Fund Ltd.	4,500,000
Banc of America Securities LLC	2,000,000
Bank Austria Cayman Island, Ltd.	8,500,000
Black Diamond Offshore Ltd.	1,358,000
Catequil Overseas Partners Ltd.	10,000,000
CIBC WM (International) Arbitrage	3,000,000
CALAMOS(R)Market Neutral Fund--CALAMOS(R)Investment Trust	5,500,000
Conseco Annuity Assurance - Multi-Bucket Annuity Convertible Bond Fund	3,000,000
Deeprock & Co.	5,000,000
Double Black Diamond Offshore LDC	6,297,000
Forest Alternative Strategies Fund II L.P. A5M	250,000
Forest Fulcrum Fund L.P.	2,583,000
Forest Global Convertible Fund A5	14,633,000
GLG Global Convertible Fund	18,720,000
GLG Global Convertible UCITS Fund	3,780,000
GLG Market Neutral Fund	80,400,000
GM Employees Global Group Pension Trust (Absolute Return Portfolio)	1,500,000
Goldman Sachs and Company	1,000,000
KBC Financial Products USA	1,000,000
LLT Limited	500,000
Lyxor Master Fund	3,833,000
Lyxor Master Fund ref HW	2,000,000
McMahan Securities Co. L.P.	60,000
Merrill Lynch, Pierce, Fenner & Smith, Inc.	1,350,000
MLQA Convertible Securities Arbitrage Ltd.	20,000,000
Morgan Stanley & Co.	15,000,000
Nicholas Applegate Investment Grade Co.	15,000
Nomura Securities International Inc.	37,500,000
Pacific Life Insurance Company	1,000,000
Peoples Benefit Life Insurance Company	5,000,000
Peoples Benefit Life Insurance Company TEAMSTERS	5,000,000
Quattro Fund Ltd.	1,850,000
R2 Investments, LDC	53,000,000
Ramius Capital Group	1,500,000
RBC Capital Services Inc.	601,000
RCG Latitude Master Fund	2,000,000
Retail Clerks Pension Trust	4,500,000
St. Albans Partners Ltd.	5,000,000
State of Florida, Office of the Treasurer	3,500,000
Sylvan IMA Limited	2,000,000
The Income Fund of America, Inc.	11,500,000
Tribeca Investments, L.L.C	6,000,000
Triborough Partners QP, LLC	1,350,000
UBS Global Equity Arbitrage Master Ltd.	20,275,000
Worldwide Transactions Ltd.	345,000
Yield Strategies Fund II, L.P.	5,000,000

A-1

Name of Selling Securityholder	Amount Payable at Maturity of LYONs
Zurich Master Hedge Fund	2,600,000

A-2